SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23218-2189

S avings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan changed the manner in which it reports fully benefit-responsive investment contracts as of December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 25, 2007

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2006 and December 31, 2005

	2006	2005
Assets
Cash	$92,279	$38,307
Investments, at fair value (Note 3)	184,581,764	117,458,296
Receivables
Interest and dividends	218,390	84,762

Net assets at fair value	184,892,433	117,581,365
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	449,878	175,913

Net assets available for benefits	$185,342,311	$117,757,278

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and December 31, 2005

	2006	2005
Additions to net assets attributed to
Contributions
Employees	$5,757,808	$5,369,141
Employer, net of forfeitures	2,318,276	2,243,554
Net appreciation in fair value of investments (Note 3)	65,848,896	9,034,034
Investment income - interest and dividends	5,258,868	1,921,554

Total additions	79,183,848	18,568,283

Deductions from net assets attributed to
Benefit payments	(11,598,815)	(7,644,623)

Total deductions	(11,598,815)	(7,644,623)

Net increase	67,585,033	10,923,660
Net assets available for benefits
At beginning of year	117,757,278	106,833,618

At end of year	$185,342,311	$117,757,278

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Trust Company, FSB was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 50% or 10% limit. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket Corporation (the Company or NewMarket) may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2006, the Plan limit and the federal limit are both $15,000. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,000 for 2006 and $4,000 for 2005). Total catch-up contributions were $191,200 for the year ended December 31, 2006 and $131,918 for the year ended December 31, 2005.

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Amounts for administering the Plan are borne entirely by NewMarket and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and charged with any distributions, brokerage or administrative fees and an allocation of a) the Company’s contribution and b) interest, dividends and realized and unrealized gains or losses of the investment funds. Allocations are based on participant earnings for account balances, as defined.

Benefit Payments

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

Loans

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates on participant loans ranged from 5% to 9.25% at December 31, 2006 and ranged from 5% to 10.5% at December 31, 2005. Interest rates are determined as of the date of the loan. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Employees who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses. At December 31, 2006 and December 31, 2005, the forfeiture balance was $603 and $38,276, respectively. Forfeitures that reduced the Company’s contributions were $181,027 and $1,307 during December 31, 2006 and 2005, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Prior periods have been reclassified to conform to the current presentation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

Security Valuation

Investments are valued as follows:

Merrill Lynch Retirement Preservation Trust	-	Guaranteed Investment Contracts issued by an insurance company (both traditional and separate account) are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. Debt securities are traded primarily in the over-the-counter (OTC) markets and are valued at the last available bid price in the OTC market or on the basis of values obtained by a pricing service. Swaps are marked-to-market based upon quoted fair valuations received by the Trust from a pricing service or counterparty. Short-term investments are valued at amortized cost. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by management of the Trust.

Mutual funds and Merrill Lynch Equity Index Trust	-	net asset value of shares or units held by the Plan at year-end based on quoted market value of the underlying assets.

Common stock	-	fair value based on the last published year end sales price on the New York Stock Exchange.

Loans to participants	-	balances due at cost which approximate fair value.

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation in the fair value of investments,” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts based on the participant’s investment allocation.

3.	Investments

Participants currently in the Plan may select a program for investment in any of the 10 mutual funds, 3 commingled trust funds, and 1 common stock, or in any combination thereof. Contributions made by NewMarket are invested in the non-participant directed portion of the NewMarket Corporation Common Stock Fund. Transfers may be made between the pooled investment funds at any time. However, limited transfer rights apply to the post-1983 matching contributions in the NewMarket Corporation Common Stock Fund (see Note 10, Subsequent Event, regarding changes in the plan for 2007). The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31, in one or both years:

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

	2006	2005
NewMarket Corporation Common Stock Fund (Note 7)	$58,651,794	$41,550,520
Merrill Lynch Retirement Preservation Trust	23,227,905	9,597,031
Merrill Lynch Equity Index Trust	23,154,431	22,788,514
Albemarle Corporation Common Stock	13,504,058	8,433,763
Oakmark International Fund	10,768,405	3,628,688
PIMCO Total Return Fund	10,155,156	5,406,149
Davis New York Venture Fund	8,662,627	6,095,157

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Common stock	$60,237,918	$6,911,799
Mutual funds	2,219,410	1,104,115
Commingled trust funds	3,391,568	1,018,120

	$65,848,896	$9,034,034

4.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (Note 7) is as follows:

	2006	2005
Net assets:
Investment in NewMarket Corporation Common Stock Fund	$44,640,827	$32,302,031
Dividend receivable	127,013	—

	$44,767,840	$32,302,031

Increases in fund assets:
Employer’s contributions	$2,318,276	$2,243,554
Investment income	496,145	—
Net appreciation in fair value of investments	41,027,064	6,108,517

Total additions	43,841,485	8,352,071
Decreases in fund assets:
Benefit payments	(2,060,267)	(1,031,821)

Net increase prior to transfers	41,781,218	7,320,250
Interfund transfers to participant directed investments	(29,315,409)	(808,987)

Net increase	$12,465,809	$6,511,263

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

5.	Tax Status

The Internal Revenue Service advised the plan administrator on March 28, 2003, that the Plan, as amended and restated effective January 1, 2002, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and therefore is exempt from federal income taxes. There have been amendments made to the Plan subsequent to this date which do not negatively impact the favorable determination reached in this letter. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by NewMarket or for investment income and gains received on such investments.

6.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

7.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch Trust Company, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. Purchases of 234,742 and 244,674 shares of Company common stock totalled $11,507,220 and $4,381,390 for the years ended December 31, 2006 and 2005, respectively. Distributions made and sales of 940,198 and 249,622 shares of Company common stock totalled $46,893,983 and $4,700,453 for the years ended December 31, 2006 and 2005, respectively. The Plan held 993,256 shares or $58,651,794 and 1,698,713 shares or $41,550,520 of Company common stock at December 31, 2006 and 2005, respectively.

8.	Other Matters

NewMarket made several changes to the investment options available under the Plan effective May 3, 2006. Seven of the Plan’s investment options are offered with a different share class. The new share class carries lower expense ratios than the previous share classes. Two new investment options are offered in the Plan: Janus Mid Cap Value Fund (Investor Class) and Putnam Small Cap Growth Fund (Class A). The Merrill Lynch International Index Fund was removed from the Plan and replaced by the Merrill Lynch International Index Trust, which is a collective trust. Purchases of Albemarle Corporation and Tredegar Corporation stock are no longer permitted.

9.	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of SFAS 157 on our financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2006 and December 31, 2005

10.	Subsequent Event

Starting January 1, 2007, changes were made to the Plan that allow more choices in the way an employee can invest their Company Matching and Discretionary Accounts under the Plan. Previously, an employee’s Pre-Tax, Catch-Up, After-Tax, and Rollover Accounts were invested in increments of one percent in any of the investment funds offered under the Plan, including the NewMarket Corporation Common Stock Fund. The employee could transfer all or part of those investments in accordance with the employee’s direction at any time. All Company Matching and Discretionary Accounts were invested automatically in the NewMarket Corporation Common Stock Fund. Until December 31, 2006, an employee could transfer all or part of their investment out of NewMarket Corporation Common Stock Fund only one time during one period of employment with the Company. Beginning January 1, 2007, if an employee has three years of service with the Company as of January 1, 2007, he may begin to transfer all or part of his post-January 1, 2007 matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund to any of the other investment funds offered under the Plan on a daily basis. However, unless the employee is already age 55, this new transfer right will be phased in over a three-year period for pre-2007 matching and discretionary contributions. If the employee has attained age 55 and completed at least three years of service before January 1, 2006, he may transfer all or part of his matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund on a daily basis at any time on or after January 1, 2007.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	EIN: 20-0812170 PN: 002
(a) (b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
* NewMarket Corporation	Common stock; no par value (993,256 shares)	$20,247,428	$58,651,794
Tredegar Corporation	Common stock; no par value (86,684 shares)		1,959,925
Albemarle Corporation	Common stock; $.01 par value (188,079 shares)		13,504,058
* Participant Loans	Loans to participants bearing interest at 5% - 9.25%, maturity dates of 1/21/07 - 1/02/12		1,373,179
* Merrill Lynch Retirement	Collective trust (23,677,783 units)		23,227,905
Preservation Trust
* Merrill Lynch Equity Index Trust	Collective trust (1,388,155 units)		23,154,431
* Merrill Lynch International Index Trust	Collective trust (118,461 units)		2,388,180
PIMCO Total Return Fund	Mutual fund (978,339 units)		10,155,156
Allianz NFJ Small Cap Fund	Mutual fund (167,013 units)		5,219,144
Blackrock Balanced Capital Fund	Mutual fund (167,904 units)		4,602,235
Blackrock Fundamental Growth Fund	Mutual fund (254,193 units)		5,060,986
Franklin Small-Mid Cap Growth Fund	Mutual fund (146,649 units)		5,624,001
Davis New York Venture Fund	Mutual fund (222,404 units)		8,662,627
Oakmark International Fund	Mutual fund (423,121 units)		10,768,405
Van Kampen Growth and Income Fund	Mutual fund (288,695 units)		6,377,271
Putnam Small Cap Growth Fund	Mutual fund (49,646 units)		1,096,174
Janus Mid Cap Value Fund	Mutual fund (92,508 units)		2,202,626
Pending Settlement Fund	Cash and cash equivalents		553,667

			184,581,764
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts		449,878

			$185,031,642

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2006

			EIN: 20-0812170 PN: 002
(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value value of asset on transaction date	(i) Net gain/ (loss)
* NewMarket Corporation	Common stock; 274 purchases	$2,803,678	—	$2,803,678	$2,803,678	—

* NewMarket Corporation	Common stock; 311 sales	—	$31,185,211	$9,811,574	$31,185,211	$21,373,637

*	Denotes a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 25, 2007	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal
Financial Officer, Member of the Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP